Exhibit (a)(29)

Who is Barrick?

History: Barrick entered the gold mining business in 1983, initially focusing on acquiring and developing properties in North America. In 1994, in a move aimed at ensuring growth in reserves and production, Barrick expanded beyond its North American base when it acquired Lac Minerals, Ltd., an international gold mining company with operating mines in Canada, the United States and Chile. Barrick expanded its South American presence in 1996, acquiring Arequipa Resources Ltd., which had exploration properties in Peru. Barrick expanded to Africa in 1999, acquiring Sutton Resources Ltd., an exploration company with mineral properties in Tanzania. In 2001, Barrick merged with Homestake Mining Company, and added mines in North America, South America and Australia to its global portfolio. Most recently Barrick formed strategic partnerships in Russia and Central Asia in 2004.

Management:
 Peter Munk — Chairman
 Gregory Wilkins — President & CEO
 Peter Kinver — Executive Vice-President & Chief Operating Officer
 Jamie Sokalsky — Executive Vice-President & Chief Financial Officer
Alexander Davidson — Executive Vice-President, Exploration & Corporate Development
 Patrick Garver — Executive Vice-President & General Counsel

Number of employees: more than 9,000 (including joint venture partners)

Head office: Toronto, Ontario

Market Capitalization: US$15.71 billion

Stock Symbol: ABX

Traded: Toronto, New York, London, Swiss Stock Exchanges and Paris Bourse.

Countries of Operation: United States, Canada, Australia, Peru, Chile, Argentina and Tanzania.

Current Operations: 14

2004 Gold Production: 4.958 million ounces

2004 Net Earnings: US$248 million

2004 Cash and Total Costs: US$212 and $298 respectively

Reserves (end of 2004 after production): 89 million ounces

Development Projects: three

Exploration Activities: 100 properties in 16 countries

Source: Barrick.com

Barrick currently has a portfolio of 14 producing mines and three development projects.

2004 Production 2004 Reserves